Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of TRI Pointe Group, Inc. for the registration of debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts, guarantees, or units and to the incorporation by reference therein of our reports dated February 19, 2020, with respect to the consolidated financial statements of TRI Pointe Group, Inc., and the effectiveness of internal control over financial reporting of TRI Pointe, Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California
June 2, 2020